File No. 812-15562

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

MSD INVESTMENT CORP., MSD PARTNERS, L.P., MSD CREDIT OPPORTUNITY MASTER FUND, L.P., MSD CREDIT OPPORTUNITY FUND, L.P., MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P., MSDC EIV, LLC, MSD EIV PRIVATE, LLC, MSD EIV PRIVATE, LLC – SERIES B, MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P., MSD SPECIAL INVESTMENTS FUND, L.P., MSD SIF HOLDINGS, L.P., MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P., MSD SBAFLA FUND, L.P., MSD UK HOLDINGS LIMITED, MSD PCOF2 – BC2, LLC, MSD PCOF1 – PC, LLC, MSD RCOF1 – BC, LLC, MSD RCOF1 – PC, LLC, MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P., MSD BDC SPV I, LLC, MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P., MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P., MSD SPECIAL INVESTMENTS FUND II, L.P., MSD BDC SPV II, LLC, MSD BDC CLO I, LLC, MSD PCOF CO-INVESTMENT A, L.P., MSD PCOF2 – BC3, LLC, MSD RCOF2 – BC2, LLC, MSD RCOF2 – PC2, LLC, MSD RCOF2 – PHX, LLC, MSD PCOF1 – BC, LLC, MSD SIF HOLDINGS II, L.P., MSD GROWTH FUND, L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND (G), LLC, MSD EMPIRE FUND, L.P., MSD HOSPITALITY PARTNERS, L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND II (G), LLC, MSD REAL ESTATE CREDIT OPPORTUNITY FUND II (M), L.P., MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC, ARCUS PARENT, LLC, ARCUS HOLDINGS, INC., INVESTORS LIFE INSURANCE COMPANY OF NORTH AMERICA, BMK PRIVATE CREDIT OPPORTUNITY FUND LLC, BDT & MSD PCOF CO-INVESTMENT B, L.P., BDT & MSD REAL ESTATE SENIOR LENDING PARTNERS, L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C1, L.P., MSD CIRA SQUARE INVESTMENTS, LLC, BDT & MSD PCOF CO-INVESTMENT B FEEDER FUND, L.P., BDT & MSD PCOF CO-INVESTMENT B-1 FEEDER FUND, L.P., BDT & MSD REAL ESTATE CREDIT OPPORTUNITY FUND III, L.P., MSD HOSPITALITY PARTNERS (INT), L.P., BDT & MSD REAL ESTATE CREDIT OPPORTUNITY FUND (T), L.P., BDT & MSD NP HOLDINGS, L.P., MSD KNOX INVESTORS, LLC

550 Madison Avenue, 20th Floor

New York, NY 10022

BDT CAPITAL PARTNERS, LLC, BDT CAPITAL PARTNERS FUND I, L.P., BDT CAPITAL PARTNERS FUND I-A, L.P., BDT CAPITAL PARTNERS ANNEX FUND, L.P., BDT CAPITAL PARTNERS ANNEX FUND I-A, L.P., BDT CAPITAL PARTNERS FUND II, L.P., BDT CAPITAL PARTNERS FUND II (DEL), L.P., BDT CAPITAL PARTNERS FUND II (INT), L.P., BDT CAPITAL PARTNERS FUND II (TE), L.P., BDTCP INVESTMENTS FUND II, L.P., BDT CAPITAL PARTNERS FUND 3, L.P., BDT CAPITAL PARTNERS FUND 3 (DEL), L.P., BDT CAPITAL PARTNERS FUND 3 (LUX) SCSP, BDT CAPITAL PARTNERS FUND 3 (TE), L.P., BDT CAPITAL PARTNERS FUND 4, L.P., BDT CAPITAL PARTNERS FUND 4 (EU) SCSP, BDT CAPITAL PARTNERS FUND 4 (INT), L.P., BDT WSP HOLDINGS, LLC, BDTCP TOF FUND, LLC, BDT ALPHA HOLDINGS 2, LLC, BDT ALPS INVESTORS, LP, BDT ARROWHEAD HOLDINGS, LP, BDT BADGER HOLDINGS, LLC, BDT CAPITAL PARTNERS ANNEX FUND AIV, L.P., BDT CAPITAL PARTNERS EIV, L.P., BDT CAPITAL

PARTNERS EIV-X, LP, BDT CAPITAL PARTNERS FUND 3-X, LP, BDT CAPITAL PARTNERS FUND 4-X, LP, BDT CAPITAL PARTNERS FUND I AIV, L.P., BDT CAPITAL PARTNERS FUND II-X, L.P., BDT CAPITAL PARTNERS MISSION CO-INVEST, LP, BDT ELEVATION HOLDINGS, LP, BDT EUROPE FUND SCSP, BDT EVEREST HOLDINGS, LLC, BDT MAJESTIC HOLDINGS, LLC, BDT OSMOSIS HOLDINGS, LP, BDT PEAK HOLDINGS, LP, BDT RIBEYE HOLDINGS, LLC, BDT RYE HOLDINGS, LLC, BDT SUNRISE HOLDINGS, LLC, BDTCP INVESTMENTS FUND II-X, L.P., FUND II-A SPIRITS, LP, FUND II-X SPIRITS, LP, BDTCP INVESTMENTS 2022, LLC, BDT & MSD TECHNOLOGY FUND I, LP, BDT & MSD TECHNOLOGY FUND I-X, LP

401 N. Michigan Avenue, Suite 3100

Chicago, IL 60611

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Robert Simonds

MSD Partners, L.P.

550 Madison Avenue, 20th Floor

New York, NY 10022

Telephone: (212) 303-4728

bsimonds@bdtmsd.com

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Anne Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

April 29, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 16, 2022 under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act and amended by an order issued on August 31, 2022 (collectively, the “Prior Orders”), with the result that no person will continue to rely on the Prior Orders if the Order is granted.2

•

MSD Investment Corp. (the “Existing Regulated Fund”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the 1940 Act;

•

MSD Partners, L.P. (“MSD”), a Delaware limited partnership that serves as the investment adviser to the Existing Regulated Fund and certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;[3]

•

BDT Capital Partners, LLC (“BDT,” and together with MSD, the “Existing Advisers”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors;

•	BDTCP Investments 2022, LLC, Arcus Parent, LLC, Arcus Holdings, Inc., and Investors Life Insurance Company of North America (the “Existing BDT/MSD Proprietary Accounts”);

•

The following vehicles (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund:

•	MSD BDC SPV I, LLC;

•	MSD BDC SPV II, LLC; and

•	MSD BDC CLO I, LLC.

•

Certain investment vehicles (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and, together with the Existing Regulated Fund, the Existing Advisers, the Existing BDT/MSD Proprietary Accounts, and the Existing Wholly-Owned Subsidiaries, the “Applicants”)[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]

MSD Investment, LLC, et al. (File No. 812-15215), Release No. IC-34477 (January 19, 2022) (notice), Release No. IC-34509 (February 16, 2022) (order), as amended by MSD Investment Corp., et al. (File No. 812-15320), Release No. IC-34665 (August 5, 2022) (notice), Release No. IC-34694 (August 31, 2022) (order).

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. The Existing Regulated Fund

[5]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Existing Regulated Fund was organized as a limited liability company under the laws of the State of Delaware on February 18, 2021. On October 21, 2021, the Existing Regulated Fund completed its conversion into a Maryland limited liability company, and on December 28, 2021, the Existing Regulated Fund completed its conversion into a Maryland corporation and changed its name to MSD Investment Corp. The Existing Regulated Fund is an externally managed, non-diversified, closed-end management investment company. The Existing Regulated Fund has elected to be regulated as a business development company under Section 54(a) of the 1940 Act. The Existing Regulated Fund qualifies and has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to qualify as a RIC in the future. The Existing Regulated Fund’s principal place of business is 550 Madison Avenue, 20th Floor, New York, New York 10022.

The Existing Regulated Fund’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in U.S. middle-market companies. The Existing Regulated Fund intends to achieve its investment objective by utilizing the same investment strategies as other commingled direct lending funds managed by MSD.

The Existing Regulated Fund has a four-member board (the “Board”), of which three members are not “interested” persons of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.10

B. The Existing Affiliated Funds and Existing BDT/MSD Proprietary Accounts

The Existing Affiliated Funds are investment funds, each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A list of the Existing Affiliated Funds is included on Schedule A hereto.11

The Existing Advisers and their affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries. The Existing BDT/MSD Proprietary Accounts hold various financial assets in a principal capacity. The Existing BDT/MSD Proprietary Accounts that exist and currently intend to participate in the Co-Investment Program have been included as Applicants herein.

C. The Existing Advisers

MSD is organized as a limited partnership under the laws of the state of Delaware. MSD is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

BDT is organized as a limited liability company under the laws of the state of Delaware. BDT is registered with the Commission pursuant to Section 203 of the Advisers Act. BDT and MSD are under the common control of BDT & MSD Holdings, L.P., a Delaware partnership for which BDTP GP, LLC serves as general partner. Byron D. Trott is the only limited partner of BDT & MSD Holdings, L.P. who owns more than 25% of BDT & MSD Holdings, L.P. BDT & MSD Holdings, L.P. does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, BDT & MSD Holdings, L.P. has not been included as an Applicant.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.
[11]	In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each under the common control of BDT & MSD Holdings, L.P., and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Robert Simonds

MSD Partners, L.P.

550 Madison Avenue, 20th Floor

New York, NY 10022

Telephone: (212) 303-4728

bsimonds@bdtmsd.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[22]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

The Applicants have caused this Application to be duly signed on their behalf on the 29th day of April, 2025.

MSD Investment Corp.

By:	/s/ Saritha Reddy
Name:	Saritha Reddy
Title:	Chief Compliance Officer and Secretary

MSD Partners, L.P.

By: MSD Partners (GP), LLC, its General Partner

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT Capital Partners, LLC

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Managing Director and Global Chief Compliance Officer

BDTCP Investments 2022, LLC, BDT Alpha Holdings 2, LLC, BDT Everest Holdings, LLC,
BDT Majestic Holdings, LLC, BDT Ribeye Holdings, LLC, BDT Rye Holdings, LLC

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

MSD BDC SPV I, LLC, MSD BDC SPV II, LLC, MSD BDC CLO I, LLC

By: MSD Investment Corp., LLC, its Sole Member

By:	/s/ Saritha Reddy
Name:	Saritha Reddy
Title:	Chief Compliance Officer and Secretary

MSD Credit Opportunity Master Fund, L.P., MSD Credit Opportunity Fund (Cayman), L.P., MSD Private Credit Opportunity Master Fund, L.P., MSD Private Credit Opportunity Fund (Cayman), L.P.

By: MSD Partners (GP) – Legacy, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Credit Opportunity Fund, L.P., MSD Private Credit Opportunity Master (ECI) Fund, L.P.,
MSD Private Credit Opportunity Master (ECI) Fund II, L.P., MSD Private Credit Opportunity Fund, L.P., MSD Private Credit Opportunity Fund II, L.P.

By: MSD Partners (GP) – Credit, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSDC EIV, LLC, MSD EIV Private, LLC, MSD EIV Private, LLC – Series B

By: MSD Partners, L.P., its Manager
By: MSD Partners (GP), LLC, its General Partner

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Real Estate Credit Opportunity Fund L.P., MSD Real Estate Credit Opportunity Fund-C L.P.

By: MSD Partners (GP) – RCOF, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Special Investments Fund, L.P., MSD SIF Holdings, L.P., MSD Special Investments Fund (Cayman), L.P.

By: MSD Partners (GP) – SIF, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD SBAFLA Fund, L.P. MSD Private Credit Opportunity Master (ECI) Fund 2, L.P.,
MSD Private Credit Opportunity Master Fund 2, L.P., MSD Private Credit Opportunity Fund 2, L.P.,
MSD Private Credit Opportunity Fund (Cayman) 2, L.P., MSD Empire Fund, L.P.

By: MSD Partners (GP) – PCOF 2, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD UK Holdings Limited

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Director

By:	/s/ Tina Westwood
Name:	Tina Westwood
Title:	Director

By:	/s/ Robert Platek
Name:	Robert Platek
Title:	Director

MSD PCOF2 – BC2, LLC, MSD PCOF1 – PC, LLC, MSD RCOF1 – BC, LLC, MSD RCOF1 – PC, LLC, MSD PCOF2 – BC3, LLC, MSD RCOF2 – BC2, LLC, MSD RCOF2 – PC2, LLC,
MSD RCOF2 – PHX, LLC, MSD PCOF1 – BC, LLC, Arcus Parent, LLC,
BMK Private Credit Opportunity Fund LLC, MSD Cira Square Investments, LLC,
MSD Knox Investors, LLC

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Real Estate Credit Opportunity Fund II-C, L.P., MSD Real Estate Credit Opportunity Fund II, L.P., MSD Real Estate Credit Opportunity Fund II (M), L.P.,
MSD Real Estate Credit Opportunity Fund II-C1, L.P., BDT & MSD Real Estate Credit Opportunity Fund (T), L.P.

By: MSD Partners (GP) – RCOF II, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Real Estate Credit Opportunity Fund (G), LLC,
MSD Real Estate Credit Opportunity Fund II (G), LLC

By: MSD Partners (GP) – RCOF II, LLC, its Manager
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Special Investments Fund (Cayman) II, L.P., MSD Special Investments Fund II, L.P.,
MSD SIF Holdings II, L.P.

By: MSD Partners (GP) – SIF II, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD PCOF Co-Investment A, L.P.

By: MSD Partners (GP) – PCOF Co-Invest A, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Growth Fund, L.P.

By: MSD Partners (GP) – Growth, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Hospitality Partners, L.P., MSD Hospitality Partners (INT), L.P., BDT & MSD NP Holdings, L.P.

By: MSD Partners (GP) - Hospitality, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Private Credit Opportunity (Non-ECI) Fund, LLC

By: MSD Partners (GP) – Legacy, LLC, its Sole Member
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Authorized Signatory

BDT Capital Partners Fund I, L.P., BDT Capital Partners Fund I-A, L.P.,
BDT Capital Partners Annex Fund, L.P., BDT Capital Partners Annex Fund I-A, L.P.,

By: BDTCP GP I, LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund II, L.P.

By: BDTCP GP II, LP, its General Partner
By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund II (DEL), L.P.

By: BDTCP GP II-A (DEL), LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund 3 (DEL), L.P.

By: BDTCP GP 3-A (DEL), LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund 3 (LUX) SCSP

By: BDTCP GP 3-A (Lux) S.a r.l., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Class A Manager

BDT Capital Partners Fund 4, L.P.

By: BDTCP GP 4, LP, its General Partner
By: BDTCP GP 4, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT WSP Holdings, LLC

By: BDT Capital Partners, LLC, its Managing Member

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Managing Director & Global Chief Compliance Officer

BDTCP TOF Fund, LLC

By: BDT Capital Partners, LLC, its Manager

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Managing Director & Global Chief Compliance Officer

BDT Alps Investors, LP, BDT Capital Partners Fund 4-X, LP, BDT Capital Partners Fund 4 (INT), L.P., BDT Peak Holdings, LP

By: BDTCP GP 4-A, LP, its General Partner
By: BDTCP GP 4, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Arrowhead Holdings, LP, BDT Capital Partners Fund 3-X, LP,
BDT Capital Partners Fund 3 (TE), L.P., BDT Elevation Holdings, LP, BDT Osmosis Holdings, LP

By: BDTCP GP 3-A, L.P., its General Partner
By: BDTCP GP 3, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Badger Holdings, LLC

By: BDTCP GP II-A, L.P., its Managing Member
By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Annex Fund AIV, L.P.,
BDT Capital Partners Fund I AIV, L.P.,
BDT Capital Partners Mission Co-Invest, LP

By: BDTCP AIV GP I, LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners EIV, L.P.,
BDT Capital Partners EIV-X, LP

By: BDTCP EIV GP, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund II (INT), L.P.,
BDT Capital Partners Fund II-X, L.P.,
BDT Capital Partners Fund II (TE), L.P.

By: BDTCP GP II-A, L.P., its General Partner
By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund 4 (EU) SCSp, BDT Europe Fund SCSp

By: BDTCP GP 4-A (EU) S.à r.l., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Class A Manager

BDT Capital Partners Fund 3, L.P.

By: BDTCP GP 3, L.P., its General Partner
By: BDTCP GP 3, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Sunrise Holdings, LLC

By: BDTCP GP 3, L.P., its Managing Member
By: BDTCP GP 3, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDTCP Investments Fund II, L.P., BDTCP Investments Fund II-X, L.P.

By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

Fund II-A Spirits, LP, Fund II-X Spirits, LP

By: GP II Spirits, LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

Arcus Holdings, Inc., Investors Life Insurance Company of North America

By:	/s/ Michael Provenzano
Name:	Michael Provenzano
Title:	President

BDT & MSD PCOF Co-Investment B, L.P., BDT & MSD PCOF Co-Investment B Feeder Fund, L.P.,
BDT & MSD PCOF Co-Investment B-1 Feeder Fund, L.P.

By: BDT & MSD (GP) – PCOF Co-Invest B, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT & MSD Real Estate Senior Lending Partners, L.P.

By: BDT & MSD Partners (GP) – RSLP, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT & MSD Real Estate Credit Opportunity Fund III, L.P.

By: BDT & MSD Partners (GP) – RCOF III, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT & MSD Technology Fund I, LP

By: BDT & MSD Technology GP I, LP, its General Partner By: BDT & MSD Technology GP I-X, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT & MSD Technology Fund I-X, LP
By: BDT & MSD Technology GP I-X, LP, its General Partner By: BDT & MSD Technology GP I-X, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

Exhibit A

Verification

The undersigned states that they have duly executed the attached Application dated April 29, 2025 for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

MSD Investment Corp.

By:	/s/ Saritha Reddy
Name:	Saritha Reddy
Title:	Chief Compliance Officer and Secretary

MSD Partners, L.P.

By: MSD Partners (GP), LLC, its General Partner

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT Capital Partners, LLC

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Managing Director and Global Chief Compliance Officer

BDTCP Investments 2022, LLC, BDT Alpha Holdings 2, LLC, BDT Everest Holdings, LLC,
BDT Majestic Holdings, LLC, BDT Ribeye Holdings, LLC, BDT Rye Holdings, LLC

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

MSD BDC SPV I, LLC, MSD BDC SPV II, LLC, MSD BDC CLO I, LLC

By: MSD Investment Corp., LLC, its Sole Member

By:	/s/ Saritha Reddy
Name:	Saritha Reddy
Title:	Chief Compliance Officer and Secretary

MSD Credit Opportunity Master Fund, L.P., MSD Credit Opportunity Fund (Cayman), L.P., MSD Private Credit Opportunity Master Fund, L.P., MSD Private Credit Opportunity Fund (Cayman), L.P.

By: MSD Partners (GP) – Legacy, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Credit Opportunity Fund, L.P., MSD Private Credit Opportunity Master (ECI) Fund, L.P.,
MSD Private Credit Opportunity Master (ECI) Fund II, L.P., MSD Private Credit Opportunity Fund, L.P., MSD Private Credit Opportunity Fund II, L.P.

By: MSD Partners (GP) – Credit, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSDC EIV, LLC, MSD EIV Private, LLC, MSD EIV Private, LLC – Series B

By: MSD Partners, L.P., its Manager
By: MSD Partners (GP), LLC, its General Partner

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Real Estate Credit Opportunity Fund L.P., MSD Real Estate Credit Opportunity Fund-C L.P.

By: MSD Partners (GP) – RCOF, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Special Investments Fund, L.P., MSD SIF Holdings, L.P., MSD Special Investments Fund (Cayman), L.P.

By: MSD Partners (GP) – SIF, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD SBAFLA Fund, L.P. MSD Private Credit Opportunity Master (ECI) Fund 2, L.P.,
MSD Private Credit Opportunity Master Fund 2, L.P., MSD Private Credit Opportunity Fund 2, L.P.,
MSD Private Credit Opportunity Fund (Cayman) 2, L.P., MSD Empire Fund, L.P.

By: MSD Partners (GP) – PCOF 2, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD UK Holdings Limited

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Director

By:	/s/ Tina Westwood
Name:	Tina Westwood
Title:	Director

By:	/s/ Robert Platek
Name:	Robert Platek
Title:	Director

MSD PCOF2 – BC2, LLC, MSD PCOF1 – PC, LLC, MSD RCOF1 – BC, LLC, MSD RCOF1 – PC, LLC, MSD PCOF2 – BC3, LLC, MSD RCOF2 – BC2, LLC, MSD RCOF2 – PC2, LLC,
MSD RCOF2 – PHX, LLC, MSD PCOF1 – BC, LLC, Arcus Parent, LLC,
BMK Private Credit Opportunity Fund LLC, MSD Cira Square Investments, LLC, MSD Knox Investors, LLC

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Real Estate Credit Opportunity Fund II-C, L.P.,

MSD Real Estate Credit Opportunity Fund II, L.P.,

MSD Real Estate Credit Opportunity Fund II (M), L.P.,

MSD Real Estate Credit Opportunity Fund II-C1, L.P.,

BDT & MSD Real Estate Credit Opportunity Fund (T), L.P.

By: MSD Partners (GP) – RCOF II, LLC, its General Partner By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Real Estate Credit Opportunity Fund (G), LLC,
MSD Real Estate Credit Opportunity Fund II (G), LLC

By: MSD Partners (GP) – RCOF II, LLC, its Manager
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Special Investments Fund (Cayman) II, L.P., MSD Special Investments Fund II, L.P., MSD SIF Holdings II, L.P.

By: MSD Partners (GP) – SIF II, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD PCOF Co-Investment A, L.P.

By: MSD Partners (GP) – PCOF Co-Invest A, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Growth Fund, L.P.

By: MSD Partners (GP) – Growth, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Hospitality Partners, L.P., MSD Hospitality Partners (INT), L.P., BDT & MSD NP Holdings, L.P.

By: MSD Partners (GP) - Hospitality, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

MSD Private Credit Opportunity (Non-ECI) Fund, LLC

By: MSD Partners (GP) – Legacy, LLC, its Sole Member
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Authorized Signatory

BDT Capital Partners Fund I, L.P., BDT Capital Partners Fund I-A, L.P.,
BDT Capital Partners Annex Fund, L.P., BDT Capital Partners Annex Fund I-A, L.P.,

By: BDTCP GP I, LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund II, L.P.

By: BDTCP GP II, LP, its General Partner
By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund II (DEL), L.P.

By: BDTCP GP II-A (DEL), LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund 3 (DEL), L.P.

By: BDTCP GP 3-A (DEL), LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund 3 (LUX) SCSP

By: BDTCP GP 3-A (Lux) S.a r.l., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Class A Manager

BDT Capital Partners Fund 4, L.P.

By: BDTCP GP 4, LP, its General Partner
By: BDTCP GP 4, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT WSP Holdings, LLC

By: BDT Capital Partners, LLC, its Managing Member

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Managing Director & Global Chief Compliance Officer

BDTCP TOF Fund, LLC

By: BDT Capital Partners, LLC, its Manager

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Managing Director & Global Chief Compliance Officer

BDT Alps Investors, LP, BDT Capital Partners Fund 4-X, LP, BDT Capital Partners Fund 4 (INT), L.P., BDT Peak Holdings, LP

By: BDTCP GP 4-A, LP, its General Partner
By: BDTCP GP 4, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Arrowhead Holdings, LP, BDT Capital Partners Fund 3-X, LP,
BDT Capital Partners Fund 3 (TE), L.P., BDT Elevation Holdings, LP, BDT Osmosis Holdings, LP

By: BDTCP GP 3-A, L.P., its General Partner
By: BDTCP GP 3, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Badger Holdings, LLC

By: BDTCP GP II-A, L.P., its Managing Member
By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Annex Fund AIV, L.P., BDT Capital Partners Fund I AIV, L.P.,
BDT Capital Partners Mission Co-Invest, LP

By: BDTCP AIV GP I, LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners EIV, L.P., BDT Capital Partners EIV-X, LP

By: BDTCP EIV GP, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund II (INT), L.P., BDT Capital Partners Fund II-X, L.P., BDT Capital Partners Fund II (TE), L.P.

By: BDTCP GP II-A, L.P., its General Partner
By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Capital Partners Fund 4 (EU) SCSp, BDT Europe Fund SCSp

By: BDTCP GP 4-A (EU) S.à r.l., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Class A Manager

BDT Capital Partners Fund 3, L.P.

By: BDTCP GP 3, L.P., its General Partner
By: BDTCP GP 3, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT Sunrise Holdings, LLC

By: BDTCP GP 3, L.P., its Managing Member
By: BDTCP GP 3, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDTCP Investments Fund II, L.P., BDTCP Investments Fund II-X, L.P.

By: BDTCP GP II, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

Fund II-A Spirits, LP, Fund II-X Spirits, LP

By: GP II Spirits, LLC, its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

Arcus Holdings, Inc., Investors Life Insurance Company of North America

By:	/s/ Michael Provenzano
Name:	Michael Provenzano
Title:	President

BDT & MSD PCOF Co-Investment B, L.P., BDT & MSD PCOF Co-Investment B Feeder Fund, L.P.,
BDT & MSD PCOF Co-Investment B-1 Feeder Fund, L.P.

By: BDT & MSD (GP) – PCOF Co-Invest B, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT & MSD Real Estate Senior Lending Partners, L.P.

By: BDT & MSD Partners (GP) – RSLP, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT & MSD Real Estate Credit Opportunity Fund III, L.P.

By: BDT & MSD Partners (GP) – RCOF III, LLC, its General Partner
By: MSD Partners (GP), LLC, its Manager

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	Vice President

BDT & MSD Technology Fund I, LP
By: BDT & MSD Technology GP I, LP, its General Partner By: BDT & MSD Technology GP I-X, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

BDT & MSD Technology Fund I-X, LP
By: BDT & MSD Technology GP I-X, LP, its General Partner By: BDT & MSD Technology GP I-X, Co., its General Partner

By:	/s/ Cindy Z. Michel
Name:	Cindy Z. Michel
Title:	Vice President

Exhibit B

RESOLUTIONS OF THE BOARD OF DIRECTORS

MSD INVESTMENT CORP.

WHEREAS, the board of directors (the “Board”) of MSD Investment Corp. (the “Company”) has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any Officer be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted by the Board of Directors on March 28, 2024)

Schedule A

Existing Affiliated Funds

Existing Affiliated Funds whose Adviser is MSD:

MSD CREDIT OPPORTUNITY MASTER FUND, L.P.

MSD CREDIT OPPORTUNITY FUND, L.P.

MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P.

MSDC EIV, LLC

MSD EIV PRIVATE, LLC

MSD EIV PRIVATE, LLC – SERIES B

MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C1, L.P.

MSD SPECIAL INVESTMENTS FUND, L.P.

MSD SIF HOLDINGS, L.P.

MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P.

MSD SBAFLA FUND, L.P.

MSD UK HOLDINGS LIMITED

MSD PCOF2 – BC2, LLC

MSD PCOF1 – PC, LLC

MSD RCOF1 – BC, LLC

MSD RCOF1 – PC, LLC,

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P.

MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P.

MSD SPECIAL INVESTMENTS FUND II, L.P.

MSD PCOF CO-INVESTMENT A, L.P.

MSD PCOF2 – BC3, LLC

MSD RCOF2 – BC2, LLC

MSD RCOF2 – PC2, LLC

MSD RCOF2 – PHX, LLC

MSD PCOF1 – BC, LLC

MSD SIF HOLDINGS II, L.P.

MSD GROWTH FUND, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND (G), LLC

MSD EMPIRE FUND, L.P.

MSD HOSPITALITY PARTNERS, L.P.

MSD HOSPITALITY PARTNERS (INT), L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II (G), LLC

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II (M), L.P.

MSD PRIVATE CREDIT OPPORTUNITY (NON-ECI) FUND, LLC

MSD CIRA SQUARE INVESTMENTS, LLC

MSD KNOX INVESTORS, LLC

BDT & MSD REAL ESTATE CREDIT OPPORTUNITY FUND (T), L.P.

BDT & MSD NP HOLDINGS, L.P.

BDT & MSD REAL ESTATE CREDIT OPPORTUNITY FUND III, L.P.

Existing Affiliated Funds whose Adviser is BDT:

BDT CAPITAL PARTNERS FUND I, L.P.

BDT CAPITAL PARTNERS FUND I-A, L.P.

BDT CAPITAL PARTNERS ANNEX FUND, L.P.

BDT CAPITAL PARTNERS ANNEX FUND I-A, L.P.

BDT CAPITAL PARTNERS FUND II, L.P.

BDT CAPITAL PARTNERS FUND II (DEL), L.P.

BDT CAPITAL PARTNERS FUND II (INT), L.P.

BDT CAPITAL PARTNERS FUND II (TE), L.P.

BDTCP INVESTMENTS FUND II, L.P.

BDT CAPITAL PARTNERS FUND 3, L.P.

BDT CAPITAL PARTNERS FUND 3 (DEL), L.P.

BDT CAPITAL PARTNERS FUND 3 (LUX) SCSP

BDT CAPITAL PARTNERS FUND 3 (TE), L.P.

BDT CAPITAL PARTNERS FUND 4, L.P.

BDT CAPITAL PARTNERS FUND 4 (EU) SCSP

BDT CAPITAL PARTNERS FUND 4 (INT), L.P.

BDT WSP HOLDINGS, LLC

BDTCP TOF FUND, LLC

BDT ALPHA HOLDINGS 2, LLC

BDT ALPS INVESTORS, LP

BDT ARROWHEAD HOLDINGS, LP

BDT BADGER HOLDINGS, LLC

BDT CAPITAL PARTNERS ANNEX FUND AIV, L.P.

BDT CAPITAL PARTNERS EIV, L.P.

BDT CAPITAL PARTNERS EIV-X, LP

BDT CAPITAL PARTNERS FUND 3-X, LP

BDT CAPITAL PARTNERS FUND 4-X, LP

BDT CAPITAL PARTNERS FUND I AIV, L.P.

BDT CAPITAL PARTNERS FUND II-X, L.P.

BDT CAPITAL PARTNERS MISSION CO-INVEST, LP

BDT ELEVATION HOLDINGS, LP

BDT EUROPE FUND SCSP

BDT EVEREST HOLDINGS, LLC

BDT MAJESTIC HOLDINGS, LLC

BDT OSMOSIS HOLDINGS, LP

BDT PEAK HOLDINGS, LP

BDT RIBEYE HOLDINGS, LLC

BDT RYE HOLDINGS, LLC

BDT SUNRISE HOLDINGS, LLC

BDTCP INVESTMENTS FUND II-X, L.P.

FUND II-A SPIRITS, LP

FUND II-X SPIRITS, LP

BMK PRIVATE CREDIT OPPORTUNITY FUND LLC

BDT & MSD PCOF CO-INVESTMENT B, L.P.

BDT & MSD REAL ESTATE SENIOR LENDING PARTNERS, L.P.

BDT & MSD PCOF CO-INVESTMENT B FEEDER FUND, L.P.,

BDT & MSD PCOF CO-INVESTMENT B-1 FEEDER FUND, L.P.

BDT & MSD TECHNOLOGY FUND I, LP

BDT & MSD TECHNOLOGY FUND I-X, LP